January 29, 2010

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lenco Mobile, Inc.
Registration Statement on Form 10
File Number 000-53830

Ladies and Gentlemen:

Lenco Mobile, Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated January 14, 2010 (the "Comment Letter") relating to the above-referenced Registration Statement on Form 10 filed on November 9, 2009, and amended on November 18, 2009, December 16, 2009 and January 7, 2010 (the "Form 10").  The Company has further amended the Form 10 in response to the Staff's comments, and is concurrently filing a Form 10/A (the "Form 10/A")  that reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.
In your next response letter, please provide, in writing, a statement from the company acknowledging the following: (i) that the company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We have included the statement at the end of this letter.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

2.
We note your response to our prior comment one from our letter dated December 23, 2009 and your new disclosure on page F-I0 which states, "the multiple elements are considered combined deliverables and the appropriate revenue recognition is determined as a single unit of accounting." Tell us specifically what your multiple elements are and why you do not need to account for the multiple elements as a separate unit of accounting. Refer to your basis in accounting literature. Also tell us and disclose specifically how you treat the fixed and transaction based components as one. Disclose the specific timing for your revenue recognition. Please do not use generalizations as quoted in the accounting literature. Address the specific revenue recognition and timing of recognition as it relates to the services that you provide.

Response:

Our mobile and Internet businesses operate under a number of different contractual relationships and generate revenue from a number of different sources, including the following:

●
Retainers: Some of our clients, including certain Wireless Carriers, pay us fixed monthly fees for the right to use defined products and services. For example, we periodically enter into contracts to host and maintain mobile access gateways; back-end connectivity; MMS and SMS messaging connectivity; monitoring, quality assurance and support in exchange for a monthly retainer.  Retainers are generally negotiated on a term of six months or one year, depending on the nature of the product or service we provide.  Revenues from retainer arrangements are generally recognized ratably over the term of the contract as per ASC topic 605-20-25-3 which requires recognition of revenue over the period in which we are obligated to perform such services.  These services are accounted for as a single unit of accounting as they do not meet the criteria for segregation into multiple deliverable units for purposes of revenue recognition as per ASC topic 605-25-25-5.

●
Program contracts: We enter into certain program contracts with clients, including Brand Owners, under which we provide a defined service for a fixed fee per transaction.  For example, our mobile statement products are used by some of our clients to deliver monthly statements to mobile phones to their respective subscribers or consumers. We earn a fixed fee for each statement sent to a mobile phone.  Revenues from these contracts are recognized upon provision of such services.

●
Transaction fees: In certain instances we earn revenues on a transaction basis.  For example, under the terms of our agreements with Wireless Carriers and Brand Owners we earn transaction fees when a wireless subscriber downloads content into a mobile phone via one of our servers.   A significant portion of our online Internet business is transaction-based.  Often Brand Owners pay us on the basis of the number of qualified consumer leads we generate from our online advertising campaigns.   Transaction fees are recognized as revenue in the period in which the transaction giving rise to the fee occurs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

●
Software Licenses.  We earn royalties from the license of our FlightPlan and FlightDeck software platforms to Wireless Carriers and to our master licensees.  Revenues from software licenses are recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" when the software has been delivered, the customer has accepted the software, the fees have been invoiced, and collection is probable.

●
Advisory and service fees: We earn advisory and service fees when Brand Owners hire us to assist in the design and execution of either a mobile or an online advertising campaign.  We provide services from the initial conceptualization through to the creation of the content, website and Mobi Site development, database design/development, and all other such services to successfully implement the mobile and internet marketing campaign including final product dissemination to consumers and measurement of success rates.   Fees for these services are recognized as revenue when the services have been performed.

We do not charge both a fixed and a transaction-based component within a single client agreement.  Also, fixed or retainer-based billings are segregated from service-based or transaction-based client agreements.   We have considered ASC topic 605-25 and subsection 605-25-25-5 on revenue recognition and believe that none of the criteria therein are met for recognition of multiple deliverables.  We do, however, monitor our compliance with the reporting requirements under ASC topic 605-25 as our contracting with customers develops over time and shall remain compliant to such accounting requirements.

We have included the additional disclosure to this effect in the Management Discussion and Analysis section of the Form 10 as well as the footnotes to the financial statements.

Other Income (Expense), page 43

3.
We note your response to our prior comment two from our letter dated December 23, 2009. Tell us why you believe it is appropriate to recognize the amounts of payment received for the release of claims as other income in the amount of $673,000. In this regard, did you already make payments to the vendors and record an expense for an amount equal to or exceeding $673,000? Since Superfly agreed to pay you $900,000 to settle all existing indemnification claims, are there amounts that you may be required to pay for any future demands from third parties thus requiring you to record a liability for such amounts potentially due?

Response:

At September 30, 2009 we recorded $220,831 in expenses and claims that we were not obligated to pay in connection with the Superfly transaction.  The possibility exists that we will receive demands for payment arising out of the Superfly transaction in the future while we do not anticipate any further claims or expenses.  However, no such demands have been made at this time, and we do not have a basis for estimating the amount of demands in the future, if any.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

On further review of the appropriate accounting standards (FAS 5 “Accounting for Contingencies”), we have determined that it is not appropriate to recognize gain in the amount of the excess of the contracted settlement payment over the actual claims paid, since the settlement payment has not been made.

Accordingly, we have revised our accounting for this transaction.  We have accounted for the expenses incurred and accrued to third parties in the amount of $220,831.  We eliminated a receivable for $900,000 and instead entered a current asset in an offsetting amount of $220,831 to reflect our right to receive payment under the terms of the settlement agreement and release of claims under the guidance of Concepts Statement 6 paragraphs 25, 26, 172, 173 and 191.  There is no extraordinary gain recognized in connection with this transaction at this time.

4.
We note your response to our prior comment two from our letter dated December 23, 2009. We also note the change in goodwill from your Amendment #2. Please tell us and disclose how you adjusted goodwill from your prior Amendment. If you are no longer adjusting goodwill related to your error for warranty liability (see comment 41 from our letter dated December 4, 2009), then tell us and disclose how you corrected that error.

Response:

We had previously accounted for the warrants issued in the Superfly Advertising, Inc. transaction as a liability.  We recorded the expense related to the warrants as additional purchase consideration and included an amount equal to $2,477,631 in goodwill.  On subsequent review of the warrants we determined that the warrants should be accounted for as equity.  The exercise price of the warrants was above the market value of our common stock at the time they were issued, and the warrants did not include any purchase price anti-dilution protection.  Accordingly, we reversed the warrant liability and reduced goodwill by the $2,477,631.

Item 5. Directors, Officers and Management, page 60

5.
We note your response to prior comment 3 from our letter dated December 23, 2009. Please revise your disclosure on page 62 to correct the reference to Mr. Hill entering into a stipulated judgment and order with the SEC in November 2009.

Response:

We have corrected the reference to refer to the FTC, not the SEC.

Item 6. Executive Compensation, page 63

6.	Update your disclosure to include your executive compensation disclosure for 2009.

Response:

We have revised the disclosure as requested.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

Note 1 - Organization and Significant Accounting Policies, page F-7

7.
We note your response to our prior comment four from our letter dated December 23, 2009. It is unclear to us how you concluded that this transaction should be treated as a reverse merger. In this regard, you issued cash to acquire Capital Supreme (Pty) Ltd. and did not issue equity interests. Further, it appears that you raised proceeds to fund the acquisition principally from third parties that appear unrelated to Capital Supreme (Pty) Ltd. Finally, it is not clear whether there was a change in management or change in board of directors as a result of the transaction to acquire Capital Supreme (Pty) Ltd. Please advise.

Response:

We acknowledge that we did issue cash to purchase Capital Supreme (Pty) Ltd. and we did issue stock to persons unrelated to Capital Supreme (Pty) Ltd. in order to fund the acquisition. The reasons for this are dealt with below.

We recognize that under ASC 805-10-55-11 in a cash for stock transaction the acquirer for accounting purposes is usually the entity that makes the cash payment or assumes the liabilities.  However, we did not place substantial weight on this guidance because prior to the acquisition, Lenco Mobile had neither operations nor substantial cash resources. The cash for the Capital Supreme transaction was raised from third parties in contemplation of the acquisition because South Africa's currency control regulations do not permit stock for stock acquisitions.  Accordingly, we could not issue equity to the stockholders of Capital Supreme (Pty) Ltd. in connection with the acquisition.  Rather, we were compelled to issue equity to third parties to raise the cash necessary to complete the acquisition. In a cash for stock transaction as contemplated under ASC 805-10-55-11, the acquirer for accounting purposes would usually have assets and an operating business. This was clearly not the case in the above circumstances. Accordingly, the net effect of the transaction from Lenco Mobile's position is the same as if it had issued equity for the acquisition.

In accordance with the guidance of ASC 805-10-55-13 we considered the relative size of the entities measured by assets, revenues and earnings.  Because Lenco Mobile Inc. was a shell entity, the acquisition of Capital Supreme (Pty) Ltd. exactly meets the specific criteria set out in ASC-10-55-13. Capital Supreme (Pty) Ltd was at the time of the acquisition significantly larger in all respects than the entity into which it was merged.

In addition, ASC 805-10-55-12 (formerly FAS141 Paragraph 17 items c. and d.) states that “other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination” including (1) the composition of the governing body of the combined entity, and (2) the composition of the senior management of the combined entity.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

In this specific regard, there was both a change in control of the senior management and Board of Directors in connection with the acquisition of Capital Supreme (Pty) Ltd.  The initial discussions to acquire Capital Supreme (Pty) Ltd. were initiated at the time that Mr. Michael Levinsohn was appointed as the Company’s CEO. Mr. Levinsohn has a long standing relationship with the stockholders of Capital Supreme (Pty) Ltd. and took over as the executive officer and director of the Company with the intent to acquire Capital Supreme (Pty) Ltd. Following the execution of a letter of intent to acquire Capital Supreme (Pty) Ltd., the Company's only other director (other than Mr. Levinsohn) resigned and the Chairman of Capital Supreme (Pty) Ltd., Mr. Jonathan Fox, was appointed as chief operating officer and a director of the Company. Post the acquisition of Capital Supreme (Pty) Ltd., there were no management from the previous shell company and all of the executives and senior management of the Company were from Capital Supreme (Pty) Ltd. The name of the Company was changed from Sovereign Wealth Ltd. to Lenco Mobile Inc. to reinforce this break with the past company and past management.

After the Capital Supreme (Pty) Ltd. transaction, the board of directors of the Company consisted of solely Mr. Levinsohn and Mr. Fox until two additional independent directors were appointed to the board in October of 2009.  We chose not to appoint all of the executive directors from Capital Supreme (Pty) Ltd. to the board of Lenco Mobile Inc. because it was our intention to comply with the corporate governance guidelines set out by NASDAQ. We currently have two executive directors and two independent outside directors on our board. We have engaged with and intend to appoint an independent outside director as chairman of our board. Senior management of the Company consisted of solely Mr. Levinsohn and Mr. Fox until Thomas Banks was hired as chief financial officer in September of 2009.

In determining whether to apply reverse merger accounting treatment we evaluated the substance of the transaction in context. We felt that reverse merger accounting treatment provided better qualitative disclosure, as prior to the Capital Supreme (Pty) Ltd. transaction we did not have any operating assets, revenue or earnings. We also believe that disclosing the acquisition of Capital Supreme (Pty) Ltd. in any other way would in fact be a material misrepresentation of the transaction and of the financial condition of Lenco Mobile Inc.   Moreover, we had clearly changed the nature of our business from the its prior focus on financial services, mortgage origination and apparel.  Given the above facts, we determined that the use of cash did not require that we find Lenco Mobile to be the acquirer for accounting purposes, and that the substance of the transaction was a reverse merger.

Note 14— Subsequent Events, page F-22

8.
We note your response to our prior comment five from our letter dated December 23, 2009 specifically your bullet point (3). It is unclear to us how you determined that you do not meet the income test pursuant to Rule 1-02(w) considering that Simply Ideas, LLC had a loss from operations of $500,000 which is clearly significant to your pro forma income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle and your average income pursuant to the income test. Accordingly, please provide the audited financial statements for your acquisition of Simply Ideas, LLC. Also provide pro forma financial statements for this acquisition.

Response:

Simply Ideas, LLC showed pre-tax loss approximating $500,000 for the year ended December 31, 2008 for their entire operations including the operations of subsidiary LLC's and related entities.  However, we purchased only certain, specifically-defined assets from Simply Ideas, LLC, related to the Education and Search Engine Optimization markets in which our AdMax Media Inc. subsidiary operates.  The loss from continuing operations before taxes for 2008 associated with the lines of business that we acquired from Simply Ideas, LLC was approximately $25,500.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

Reviewing again each of the factors for significance under Item 1-02(w) of Regulation S-X:

(1)      The Company's investment in the Simply Ideas, LLC assets was $50,000 plus 725,309 shares of unregistered common stock.  The investment was valued at $1,436,956 by a third party valuation firm at the time of the acquisition.  Accordingly the investment amounted to 8% of the total assets of the Company which were $17,497,170 at December 31, 2008.  This did not exceed 20 percent of the total assets of the Company on a consolidated basis as of the end of its most recent fiscal year.

 (2)      The Company's proportionate share of the total assets acquired was $1,436,956, which amounted to 8% of the total assets of the Company which were $17,497,170 at December 31, 2008.  This did not exceed 20 percent of the total assets of the Company on a consolidated basis as of the end of its most recent fiscal year.

 (3)      The business lines of Simply Ideas, LLC that we acquired incurred a loss from continuing operations before income, taxes, extraordinary items and cumulative effect of a change in accounting principle for the period ended December 31, 2008 of approximately $25,500.  The Company generated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of $310,327 for the same period. Accordingly, the Company's interest in the income from operations of Simply Ideas does not exceed 20% of the Company's continuing operations before income, taxes, extraordinary items and cumulative effect of a change in accounting principle.

 For these purposes, total assets were calculated as of December 31, 2008, and income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle were calculated for the year ended December 31, 2008, on a pro forma basis taking into account the Superfly acquisition, in accordance with Rule 3-05(b)(3).

We have therefore determined that we are not required to provide financial statements nor a pro forma financial statement for Simply Ideas, LLC.

Financial Statements for the Periods Ended September 30, 2009

9.
It appears that you have restated your financial statements for the periods ended September 30, 2009. As such, please label your financial statements as restated and provide a footnote explaining each error showing the difference by line item between your prior filed financial statements and the newly restated financial statements. Please refer to ASC 250.

Response:

We have relabeled the September 30, 2009 financial statements and provided a footnote explaining each error and showing the difference by line item from our original September 30, 2009 financial statements filed with the SEC on November 18, 2009.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

Unaudited Consolidated Statements -of Operations page F-23.

10.
We note that you recorded your loss from extinguishment of debt as an extraordinary item. Tell us how you evaluated ASC 225-20-45 when determining that the loss from extinguishment should not be classified within your income before taxes.

Response:

We have recharacterized the loss from extinguishment of debt as an other expense upon further review of ASC 225-20-45.

Statements of Cash Flows, page F-25

11.
We note your response to our prior comment #7 from our letter dated December 23, 2009 and your revised statements of cash flows. However, we do not understand the following line items in your supplemental disclosure of non-cash investing and financing activities: 'acquisition of intangibles and related goodwill changes for stock" and "additional paid in capital for non-cash acquisitions and other debt conversions, stock issuances." Please explain these transactions in a footnote to your statement of cash flows.

Response:

We have clarified the descriptions and presentation in our statements of cash flows and the supplemental disclosure.

Note 1 Organization and Significant Accounting Policies, page F-27

12.
We note your response to our prior comment eight from our letter dated December 23, 2009 and your new disclosure on page F-29. However, you did not disclose the acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration. In addition, please disclose what is included in "intangible assets - other (excluding goodwill)" and the period of amortization for those assets.

Response:

We have added the additional disclosure requested.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

13.           We note your response to our prior comment nine from our letter dated December 23, 2009 and your new disclosure on pages F-29 and F-35. Please disclose when you anticipate that you will begin to amortize the Eden Marketing Gift Card License. Tell us why you believe it should not be amortized until you have put it into service. Refer to your basis in accounting literature.

Response:

We have yet to integrate the Gift Card License into Lenco Mobile Inc. due to personnel changes and the staffing requirements to support the operations of these assets.  We expect such staffing support requirements to be finalized by March 1, 2010 at which point we will initiate amortization over seven years.  We are accounting for the delay in initiating amortization as per the guidance under ASC topic 350-30-35 which states that the useful life covers the period of time in which the intangible asset is to contribute directly or indirectly to our future cash flows.

We have added to our disclosure in the financial statements to clarify this point.

Note 6— Notes Payable. page F-38

14.
We note that a discount of 46.5% on the restriction period and a further discount of 7.8% during the liquidity period were determined to establish the fair value of the stock. Provide us with more specific details regarding why you believe the percentages used for the discounts were appropriate. In this regard, tell us the actual restriction period and your basis for assigning a 46.5% discount. Also explain in more detail what you mean by "liquidity period" and why a further discount is warranted.

Response:

The stock is restricted from sale for a period of two years from the date of the transaction (the "Restriction Period"). We approximated the value of the stock by looking at the cost at the time of the transaction to purchasing a put option on the shares which will allow the shareholder to sell the shares at $3.80 per share (the market price at the closing of the transaction) at the end of the Holding Period (defined below). There is a cost to "insure" the shares value in this manner, which is the cost of the put option.

Due to the large number of shares issued as consideration in the transaction, a liquidation of the stock could likely not be effected in a single transaction. From the time the shareholder begins liquidating shares following the Restriction Period, there is a period of time that will be required in order to liquidate the shares. In order to estimate the approximate time it would take to liquidate the shares on the open market without disrupting the market (causing the share price to collapse), we made two major assumptions:

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

●	Average daily trading volume: we used our historical 12-month trading volume to approximate the average trading volume in the future.

●
Number of shares that can be sold each day: we estimated that the shareholder could sell no more than 50% of the average daily trading volume each day. If the shareholder were to exceed this amount, we believe the market for our shares would begin to collapse which could limit future share sales and reduce the value received from future sales.

Based upon the historical trading volume of our shares, and an assumption of 50% of the daily volume can be the shareholder's liquidation, it would take 2.27 years (after the Restriction Period) for the shareholder to liquidate his shares (the "Liquidation Period"). As long as shares are liquidated evenly over this period, the weighted average holding time of the shares (after the restriction period) is 1.14 years. This period, in addition to the Restriction Period, forms the Holding Period of approximately 3.14 years.

A perfect application of this theory would include a separate put option for every single day on which shares will be sold, each with a different term of the option. Due to the enormous transaction costs that would be involved in effecting this, we have simplified the scenario by assuming a single put option at the mid-point of the Liquidation Period.

Using the Black Scholes Option Pricing Model ("BSOPM"), we are able to estimate the cost of the put option. The inputs for the BSOPM include:

●	Put Option Strike Price: equal to the market price of the common stock at the closing of the acquisition or $3.80

●	Price of the Reference Stock: also equal to the market price of the common stock at the closing of the acquisition or $3.80

●	Risk Free Rate of Return: equal to the 20-Year US Treasury yield as of the valuation date

●	Remaining Time to Expiration of the Put Option: equal to the Holding Period (the Restriction Period plus one half of the Liquidation Period).

●
Volatility of the Reference Stock:  using our daily stock price history for the twelve month trading period preceding the valuation date (February 28, 2008 through February 28, 2009), we estimated volatility (σ) to be 57.7 percent.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

Based on the assumptions above, the BSOPM gives a put option value of $1.18 per share. This is the cost per share to guarantee a sale price of $3.80 per share during the Liquidation Period.

One of the implicit assumptions made in the BSOPM is the assumption of continuous trading in the reference security. This assumption means that the BSOPM is applicable for valuation of options on stocks for which deep, liquid markets exist, which is not the case for the shares issued in the transaction. No market maker would be willing to write put options on the issued shares at the prices described above because this price would not adequately compensate them for:

(i)	the fact that the shares cannot be borrowed in order to execute a short sale to lay off the risk of writing the put; and

(ii)	the limited liquidity in the market for the Company's shares would make liquidation of the shares very unmanageable in the event the put option was exercised.

There must be a price at which put options could be purchased to hedge the issued shares. The range of potentials costs is bounded by the desired strike price at the high end, and by the BSOPM option value at the low end. We therefore estimated that a market maker would be willing to write the put options for a 25% premium over the BSOPM put option value. This results in a $1.48 per share total cost to "insure" the shares for $3.80 per share, which is a 38.9% discount.

However, the value received at the exercise of the put option is not in present value terms. There is some discount for the time value of money between the transaction date and the end of the Holding Period ("Time Value"). Additionally, there is a discount associated with the risk that the option counterparty will not be able to perform their obligations under the option agreement ("Counterparty Risk"). In light of the collapse of Lehman Brothers and Bear Stearns, this risk is not insignificant.

In order to arrive at a net present value of the future sale proceeds we have used an estimated 3.14 year LIBOR rate equal to 2.84%. We have then added a credit risk spread equal to 2.61 for a total of 5.45%. This credit risk spread is equal to the average Credit Default Swap spread (extrapolated to estimate a 3.14 year spread) of 16 of the world's largest banks/broker dealers. The discount rate used to discount the future sale proceeds to a present value is equal to the sum of the Risk Free Rate for the appropriate term plus the average Credit Risk spread, or a total of 5.5%. When the future sale proceeds ($3.80 per share) are discounted back to present value, the total discount for Time Value and Counterparty Risk is equal to $0.58, or 15.4%.

Thus the total discount applicable to the issued shares is the sum of the Put Option Price (38.9% discount) and the Time Value and Counterparty Risk discount equal to 15.4%, for a total discount of 54.3%.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

This total discount can also be expressed as the sum of:

●
Sales Restriction Discount:  equal to the sum of the put option price/discount and the Time Value & Counterparty Risk discount, or $1.18 + $0.58 = $1.77, or 31.1% + 15.4% = 46.5%. This Sale Restriction Discount includes the full restriction period (2 years) as well as the average liquidation period (1.14 years) for a total time period of 3.14 years in total. It accounts for the BSOPM-calculated put option value, the time value of money, and the counterparty credit risk.

●	Blockage Discount: the remainder of the discount reflects the premium we believe a counterparty would have charged to write put options on illiquid shares, equal to $0.30, or 7.8%.

In summary, the total discount of 54.3% can be viewed 2 different ways: (1) as the sum of (a) the Total Put Option Price (including the premium required by the option writer) and (b) the Time Value & Counterparty Risk discounts, and (2) as the sum of (y) the Sales Restriction Discount (BSOPM-calculated put option value, the Time Value, and the Counterparty Risk discounts), and (z) the Blockage Discount (the premium required by the option writer). We hope this clarifies the analysis.

Note 10— Subsequent Events, page F-37

15.	Please disclose what types of intangible assets are included in "intangible assets - other," including their amortization period.

Response:

We have included the additional disclosure.

Note 14 Selected Pro-Forma Financial Information, page F-43

16.
Please remove the column under (C) in your consolidated pro forma statements of operation for the nine months ended September 30, 2009 since Legacy Media LLC and Consumer Loyalty Group LLC are reflected in your financial statements for that period. The inclusion of such column is confusing since the totals of columns (A), (B) and (D) equals column (E).

Response:

We have removed the column from the consolidated pro forma statements of operation.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

Legacy Media, LLC and Consumer Loyalty Group, LLC Financial Statements

Note 8— Subsequent Events, 12 page F-55

17.
We note that Commerce Planet sold Legacy Media, LLC and Consumer Loyalty Group, LLC to Superfly Advertising on January 21, 2009. We note the subsequent sale by Superfly Advertising to Lenco Mobile on February 28, 2009. Please confirm to us that Commerce Planet, Superfly Advertising and Lenco Mobile are not related in any manner.

Response:

We confirm that Lenco Mobile is not related to Commerce Planet or Superfly Advertising in any manner.  The only relationship with those entities is the acquisition of assets from Superfly Advertising, the issuance of shares of Lenco Mobile to Superfly Advertising in payment of those assets, and the hiring of Michael Hill following that acquisition.

18.
We note that on April 20, 2009 you sold Online Supplier (one of the significant business lines of Consumer Loyalty Group, LLC) and an associated products' database. Please disclose in your management's discussion and analysis and in your financial statements the details surrounding the sale. Tell us how much revenue and income is associated with Online Supplier, In addition, disclose the impact of this sale to your future operations. If the sale is significant, adjust your pro-forma financial statements, giving effect for this sale.

Response:

We have revised our Management Discussion and Analysis to provide additional disclosure concerning the disposition of the online supplier business.  Revenue for the Onlinesupplier.com business was $5,967,066 and $883,011 for the year ended 2008 and the period through April 20, 2009, respectively.  Income (loss) from the Onlinesupplier.com business was $(235,234) and $210,162 for the year ended 2008 and the period through April 20, 2009, respectively.

We have revised our pro-forma financial statements to account for the disposition of the Onlinesupplier.com business.

*           *           *           *

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2010

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (805) 308-9199, or our counsel James A. Mercer III at (858) 720-7469, with any questions or further comments you may have regarding this filing or the responses above.

Sincerely,

/s/ Michael Levinsohn
Michael Levinsohn
Chief Executive Officer

cc:	Inessa Kessman, Senior Staff Accountant
Scott Hodgdon, Staff Attorney
James A. Mercer III, Esq. (via email)
Randal E. Gruber, CPA (via email)